Exhibit 99.2

QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus +357 22-65-33-90, fax +357 22-76-09-18, office@qiwi.com.cy, qiwi.com

NOTICE FOR THE CONVOCATION

OF THE ANNUAL GENERAL MEETING

OF QIWI PLC

TO: All the shareholders of QIWI plc

April 15, 2019

NOTICE IS GIVEN in accordance with the Articles of Association of QIWI plc (the Company), that the ANNUAL GENERAL MEETING of the Company (the Meeting) will be held on June 05, 2019, at 10:00 am (Cyprus time) at the Company’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus for the purpose of taking into consideration the following matters and if thought proper approving the resolutions listed below:

PART A

ADOPTION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS FOR 2018 FINANCIAL YEAR

WHEREAS audited consolidated financial statements of the Company for 2018 financial year (as attached in Annex A hereto) and audited standalone financial statements of the Company for 2018 financial year (as attached in Annex B hereto) have been reviewed, considered, approved and recommended by the Board of Directors of the Company to the Meeting to be adopted.

PART B

APPOINTMENT OF THE COMPANY’S AUDITOR

WHEREAS the Board of Directors of the Company has recommended to re-appoint EY, as the Company’s Auditor in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting when they shall be eligible for re-election and to fix Auditors’ remuneration in the amount of RUB 45 000 000 (VAT excluding) and EUR 24 250 (VAT excluding).

PART C

ELECTION OF DIRECTORS

1.	Election of the Independent Directors.

WHEREAS pursuant to Regulation 82 of the Articles unless and until otherwise determined on the Meeting, the number of Directors shall be up to seven (7), consisting of not more than four (4) Elected Directors and not less than three (3) Independent Directors; while there shall be elections of both Elected Directors and Independent Directors there shall be two separate set of voting procedures, one with respect to the Elected Directors and one with respect to the Independent Directors and voting procedure in respect of the minimum number of Independent Directors shall take place first.

WHEREAS at the date of the Meeting in accordance with Regulation 82B(c)(2) of the Articles each Independent Director shall retire from office.

WHEREAS the final slate of nominees for election (re-election) to the office of the Independent Directors to be voted on at the Meeting, prepared in accordance with Regulation 82B(a) of the Articles, shall be circulated to all the Members entitled to attend and vote at the Meeting at least (fifteen) 15 days prior to the Meeting.

WHEREAS pursuant to Regulation 82B(b) of the Articles the Members shall have weighted voting rights whereby each Member shall have the right to cast amongst one or more nominees as many votes as the votes attached to its shares multiplied by a number equal to the number of Independent Directors to be so appointed.

2.	Election of the Elected Directors.

WHEREAS at the date of the Meeting in accordance with Regulation 82A(c)(2) of the Articles all the Elected Directors shall retire from office.

WHEREAS the final slate of nominees for election (re-election) to the office of the Elected Directors to be voted on at the Meeting, prepared in accordance with Regulation 82A(a) of the Articles, shall be circulated to all the Members entitled to attend and vote at the Meeting at least (fifteen) 15 days prior to the Meeting.

WHEREAS pursuant to Regulation 82A(b) the Members shall have weighted voting rights whereby each Member shall have the right to cast amongst one or more nominees as many votes as the votes attached to its shares multiplied by a number equal to the number of Elected Directors to be so appointed.

PART D

APPROVAL OF DIRECTORS REMUNERATION

WHEREAS the Board of Directors has recommended to the Meeting to approve remuneration for non-executive Directors consisting of (i) an annual fee in the amount of US$ 150 000 gross for participation in the Board meetings; (ii) annual fee of US$ 25 000 gross for chairing the meetings of the Board of Directors and (iii) an annual fee of US$ 25 000 gross for chairing the meetings of the Board committees and not to fix any remuneration for executive Directors of the Company.

PART E

APPROVAL OF 2019 EMPLOYEE STOCK OPTION PLAN

WHEREAS on March 14, 2019 the Board considered, approved and recommended the General Meeting to approve the 2019 Employee Stock Option Plan (the 2019 ESOP), as attached in Annex C, aimed to ensure long-term motivation of senior management and service - providers of the Company and its subsidiaries and to align interests of the latter with the shareholders’ interests;

PART F

APPROVAL OF THE AMENDED TOTAL NUMBER OF SHARES AND CLASSES OF SHARES TO BE RESERVED FOR ISSUANCE UNDER THE 2015 EMPLOYEE RESTRICTED STOCK UNITS PLAN

WHEREAS on July 28, 2015 the General Meeting of the Company considered and approved the 2015 Employee Restricted Stock Units Plan (the 2015 RSU Plan) as well as the reserve of maximum number of class B shares for issuance under the 2015 RSU Plan equal to seven (7) percent of the aggregate number of class A Shares and class B Shares issued and outstanding (by number) from time to time (the Share Reserve);

WHEREAS on March 14, 2019 the Board considered and approved a decrease of the Share Reserve under 2015 RSU Plan and recommended the General Meeting of the Company to approve an amended reserve of maximum number of class B shares for issuance under the 2015 RSU Plan equal to 2 100 000 (two million one hundred thousand) class B Shares;

WHEREAS according to the clause 79B(e) of the Articles of the Company approval of the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan of the Group shall be made by the Special Resolution of the General Meeting;

PART G

APPROVAL OF TOTAL NUMBER OF SHARES AND CLASSES OF SHARES TO BE RESERVED FOR ISSUANCE UNDER THE 2019 EMPLOYEE STOCK OPTION PLAN

WHEREAS on March 14, 2019 the Board considered and recommended the General Meeting of the Company to approve a reserve of maximum number of class B shares for issuance under the 2019 ESOP equal to 3 100 000 (three million one hundred thousand) class B Shares;

WHEREAS according to the clause 79B(e) of the Articles of the Company approval of the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan of the Group shall be made by the Special Resolution of the General Meeting;

THE FOLLOWING ORDINARY RESOLUTIONS ARE PROPOSED:

PART A

1.

THAT audited consolidated financial statements of the Company for the 2018 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

2.

THAT audited standalone financial statements of the Company for the 2018 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

PART B

1.

THAT EY be and are hereby re-appointed as the Company’s Auditors to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2.	THAT the Auditor’s remuneration amount is fixed in the lump sum amount of RUB 45 000 000 (VAT excluding) and EUR 24 250 (VAT excluding) for the ensuing year.

PART C

1.	TO cast the votes for Independent Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

2.	TO cast the votes for Elected Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

PART D

1.

THAT (i) an annual fee in the amount of US$ 150 000 for participation in the Board meetings;(ii) annual fee of US$ 25 000 for chairing the meetings of the Board of Directors; and (iii) an annual fee of US$ 25 000 for chairing the meetings of the Board committees, be and is hereby approved.

2.	THAT no remuneration shall be fixed for executive Directors of the Company.

PART E

1.	THAT the 2019 Employee Stock Option Plan be and is hereby approved.

THE FOLLOWING SPECIAL RESOLUTIONS ARE PROPOSED:

PART F

1.	THAT the amended reserve of maximum number of class B shares for issuance under the 2015 RSU Plan equal to 2,100,000 (two million one hundred thousand) class B Shares be and is hereby approved.

PART G

1.

THAT the total number of shares and classes of shares to be reserved for issuance under the 2019 Employee Stock Option Plan equal to 3 100 000 (three million one hundred thousand) class B shares be and is hereby approved.

*****************************************************************************

PROXY:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote on his behalf, and such proxy need not be a shareholder of the Company.

A sample of the instrument appointing a proxy authorizing such proxy to attend the Meeting and to exercise discretion is enclosed herewith as Annex E.

A sample of the instrument appointing a proxy and authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions is enclosed herewith as Annex F.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

NOTE: In the sample instrument of proxy the name of the Deputy CEO of the Company is inserted as proxy. The Deputy CEO of the Company will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO of the Company will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its notarially certified copy shall be deposited at the registered office of the Company, for the attention of the Chairman of the Board of Directors/Secretary of QIWI plc:

(a)	12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus,

and a copy of such instrument of proxy shall be delivered to the Company:

(a)	by electronic mail, to corporatelawyer@qiwi.com, OR

(b)	by facsimile, to +357 22 76 09 18,

BEFORE the time for holding the Meeting, i.e. by June 04, 2019, 10:00 am (Cyprus time) (the “Cut Off Time”).

Proxies deposited after the Cut Off Time shall not be treated as valid.

Enclosed:

1.	Annex A – Audited consolidated financial statements of the Company for 2018 financial year.

2.	Annex B – Audited standalone financial statements of the Company for 2018 financial year.

3.	Annex C – The 2019 Employee Stock Option Plan.

4.	Annex D – The letter of the Board of Directors in respect of the 2019 ESOP recommendation.

5.	Annex E – Sample of Proxy to exercise discretion.

6.	Annex F – Sample of Proxy to vote under instructions.

Yours faithfully,

/s/ Boris Kim
Mr. Boris Kim
The Chairman of the Board of Directors for and on behalf of QIWI plc